UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company” or “Euronav”), dated April 16, 2024, announcing a heads of agreement with Anglo-Eastern Univan Group for the sale and purchase of Euronav’s ship management arm, Euronav Ship Management Hellas.

Attached hereto as Exhibit 99.2 is a copy of the Company’s press release, dated April 16, 2024, announcing that the Company’s Annual General Meeting will be held on Thursday, May 16, 2024 at 10:30 a.m. CET in 2000 Antwerp, Schaliënstraat 5.

The information contained in Exhibit 99.1 of this Report on Form 6-K, except for the commentary of Alexander Saverys and Bjorn Hojgaard, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 16, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated Information Tuesday 16 April 2024 – 08u00 CET _______________________________________

EURONAV AND ANGLO-EASTERN JOIN FORCES

Euronav NV (“Euronav”) and Anglo-Eastern Univan Group (“Anglo-Eastern”) are pleased to announce a Heads of Agreement (“HoA”) for the sale and purchase of Euronav Ship Management Hellas (“ESMH”), Euronav’s ship management arm.

Euronav and Anglo-Eastern intend to join forces through this sale, with the latter assuming ownership of ship management responsibilities for the vessels currently under ESMH on an “as is” basis. This transaction will provide Anglo-Eastern with a strong local presence in the Greek market while also greatly enhancing its footprint in large crude oil tankers.

Post-integration, ESMH will become part of Anglo-Eastern’s vast global network, offering the combined entity a wide range of growth opportunities in different regions and ship types.

Bjorn Hojgaard, CEO of Anglo-Eastern, emphasised the mutually beneficial nature of this agreement which “will enable both companies to focus on what they do best and reflects Euronav’s utmost confidence in Anglo-Eastern’s ability to deliver as a ship manager and wider initiatives related to safety, quality, digitalisation, crew training and decarbonisation”.

Alexander Saverys, CEO: “We are very happy to join forces with Anglo-Eastern. We already have a strong collaboration with Anglo-Eastern and this combination will further enhance our business relation, offering plenty of new opportunities for our company and our people.”

The HoA is subject to further documentation and final board of directors’ approval.

*
*  *

PRESS RELEASE Regulated Information Tuesday 16 April 2024 – 08u00 CET _______________________________________

Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech

Publication first quarter 2024 results – 8 May 2024

About Euronav and Euronav Ship Management Hellas

Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind vessels and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
It's also working on developing hydrogen applications like trucks, locomotives, and straddle carriers. The group believes that using hydrogen for smaller ships and ammonia for larger ones could play a major role in making shipping greener. Decarbonise Today, Navigate Tomorrow!
Euronav is planning to propose to its shareholders to change its name to CMB.TECH. However, Euronav will remain the name for the tanker division. The focus is on diversification, decarbonisation and optimisation of the fleet. The company's goal is to becoming the reference in sustainable shipping.
Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.
Euronav Ship Management (Hellas) Ltd was established in Athens, Greece in 2005 and is engaged in the ship management of the trading ocean-going oil tankers of Euronav and the supervision of newbuilding constructions. Ship management includes crewing, technical, procurement, accounting, safety and quality assurance.

About Anglo-Eastern Univan Group
Anglo-Eastern Univan Group is a leading global provider of independent ship management services, with 650+ vessels under full technical management, around 500 ships under crew management, and almost 1,000 newbuildings and conversions across its newbuilding supervision and project management divisions. At the core of this effort is a dedicated workforce of more than 37,000 seafarers and over 2,100 shore employees who support clients across ship types, and are committed to building trust, driving performance, and shaping a better maritime future. The group is headquartered in Hong Kong and comprises a network of more than 29 locations spanning Asia, Europe, and the Americas that includes wholly owned training centres and the Anglo-Eastern Maritime Academy. www.angloeastern.com

PRESS RELEASE Regulated Information Tuesday 16 April 2024 – 08u00 CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 99.2

PRESS RELEASE Regulated Information Tuesday 16 April 2024 – 22:15 CET _______________________________________

EURONAV ANNUAL GENERAL MEETING OF 16 MAY 2024

ANTWERP, Belgium, 16 April 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Annual General Meeting to be held on Thursday 16 May 2024 at 10.30 a.m. CET in 2000 Antwerp, Schaliënstraat 5.

In view of the record date of Thursday 2 May 2024, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 1 May 2024 at 8.00 a.m. (Belgian time) until Friday 3 May 2024 at 8.00 a.m. (Belgian time) (“Freeze Period”).

The convening notice and the other documents related to this meeting are available on the company’s website via the link below.
https://www.euronav.com/investors/legal-information/agm/2024/

The practical formalities for participation in this meeting are described in the convening notice.

*
*  *

Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech

Announcement first quarter 2024 results – 8 May 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

PRESS RELEASE Regulated Information Tuesday 16 April 2024 – 22:15 CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.